Milam Foster Newby mnewby@velaw.com Tel +1.512.542.8846 Fax +1.512.236.3240

VIA EDGAR

December 19, 2012
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549‑3628
Attention: Karl Hiller, Branch Chief

Re:    Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 001-10924

Dear Mr. Hiller:
On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we hereby acknowledge receipt of the comment and request for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 12, 2012, relating to CWEI's Form 10‑K for the fiscal year ended December 31, 2011 (the “Comment Letter”).

We are working with CWEI to prepare a response to the Comment Letter and furnish the requested information to the Staff. In light of the upcoming holiday and travel commitments of the senior staff of CWEI, whose input is essential in preparing a response to the Comment Letter, CWEI will be delayed in furnishing its response to the Staff. CWEI respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff's comment. CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Friday, January 11, 2013.

Very truly yours,

/s/ Milam F. Newby

Milam F. Newby

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	2801 Via Fortuna, Suite 100 Austin, TX 78746-7568 Tel +1.512.542.8400 Fax +1.512.542.8612 www.velaw.com

US 1702457v.1